December 10, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian R. Cascio, Accounting Branch Chief

Re:	Cepheid

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008

Filed February 26, 2009 and October 1, 2009

File No. 000-30755

Dear Mr. Cascio

Cepheid (the “Company”) hereby submits this letter responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 24, 2009 (the “Comment Letter”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in the Comment Letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in the responses below are references to the page numbers in the applicable report.

Form 10-K for the fiscal year ended December 31, 2008

Item I. Business, page 3

1.	We note your disclosure that you “are currently the only company to have obtained Clinical Laboratory Improvement Amendments (“CLIA”) moderate complexity categorization for an amplified molecular test system and associated specific infectious disease tests on the market in the United States.” In your future filings, please explain the competitive significance of this claim.

The Company notes the Staff’s comment and will clarify such disclosure in future filings.

U.S. Securities and Exchange Commission

December 10, 2009

2.	We note your disclosure that the “GeneXpert system represents a paradigm shift in molecular diagnostics in terms of ease-of-use and flexibility, producing accurate results in a timely manner with minimal risk of contamination.” Given that several of your competitors appear to offer products similar to yours, please provide us with support for your claim that your product represents a “paradigm shift.” Revise your future filings as appropriate. Similarly, please provide us with support for the belief that the “GeneXpert system is currently the only closed, self-contained, fully-integrated and automated system for molecular testing commercially available” and for your disclosure that “to our knowledge, the system is also the only currently available system to offer true random access and on demand test capability for molecular testing.”

The Company notes the Staff’s comment and will clarify such disclosure in future filings.

The paradigm shift represented by the GeneXpert system includes (1) the ability to perform multiple, highly accurate and fast time-to-result molecular diagnostic tests, at any time, even if the system is simultaneously performing other tests, either in a batch or on-demand mode, (2) the system’s ease-of-use, which enables it to be operated without the need for highly-trained laboratory technicians, and (3) the scalability of the instrument, currently from one to 48 modules, enabling it to serve high volume testing requirements as well as lower volume requirements for testing at the point of patient care.

The Company advises the Staff that real-time PCR is a proven diagnostic technology capable of highly specific and sensitive detection across the entire genome.

Other competitive systems that use PCR are designed based on the principle of moving the specimen from container to container on an open vessel basis. Reagents are similarly added to the containers with the specimen in order to process the specimen. These systems require significantly more hands-on time by highly skilled lab technicians.

The Company’s GeneXpert system utilizes an approach by which the reagents are prepackaged in a single vessel (the test cartridge) into which the specimen is added and all processing then takes place in that same vessel, as a fully-closed system. This closed system design and approach is unique in the industry and is the only real-time PCR system of which the Company is aware that operates entirely within a closed system architecture.

In the GeneXpert system, all three phases of PCR, (1) sample preparation, (2) amplification and (3) detection, are performed within the single sealed test cartridge automatically (without further user intervention) once the cartridge is loaded into the GeneXpert instrument. Competitive instruments currently on the market generally require sample preparation to be done on one system and amplification and detection on another system. In general, the sample preparation station and the amplification/detection station are contained in two separate chassis, sometimes connected by a robot. The two systems are not fully integrated and require significantly more hands-on time from the user.

U.S. Securities and Exchange Commission

December 10, 2009

The GeneXpert system allows full random access. This means that different tests for different targets may be run simultaneously in different cartridges in the same GeneXpert instrument. Additional tests may be added by the user at any time. This increases potential utilization and throughput of the instrument and also enables on-demand or “stat” testing, whereby the user can add a new test to the instrument at any time without regard to the stage of processing of any other test on the instrument.

There are a few competitive instruments with partial random access, in that they can run more than one type of test simultaneously; however, these instruments are limited in how many different types of tests can be run on the instrument at the same time and are limited in their on-demand capability. The majority of competitive instruments on the market today with FDA approved tests cannot run more than one type of test at a time.

Finally, currently available competitive instruments with FDA cleared molecular tests require testing to be done in batches. Once a batch has begun processing, a new sample cannot be added and the user must wait to add new samples until the batch has completed a testing cycle. The Company believes that the GeneXpert system with full random access capability is the only system on the market today that enables testing in any workflow environment: on-demand; full random access; traditional batch testing; or a combination.

Beyond molecular diagnostics, some competitive diagnostic technologies are based on culture-based testing that does not rely on PCR. Such diagnostic technologies require that a specimen undergo a lengthy culturing process, many days in some cases, by a highly-trained lab technician before results are available.

3.	We note your disclosure that “[y]our GeneXpert system can provide rapid results with superior test specificity and sensitivity over comparable systems on the market today that are integrated but have open architectures.” Since it is unclear from your current disclosure how your product works, for example whether your detection methods are based on the use of fluoropheres or nanoparticles, etc., please advise us as to basis for your statement and revise your future filings as appropriate to more specifically clarify the bases [of] your competitive advantages.

The Company notes the Staff’s comment and will clarify such disclosure in future filings.

The Company advises the Staff that the Company’s GeneXpert system operates entirely within a closed cartridge, eliminating potential human error and contamination issues. Competitive systems typically leave the test sample and reagents exposed during at least a portion of the test process.

U.S. Securities and Exchange Commission

December 10, 2009

In addition, the instrument is particularly well suited to perform “nested” PCR, a detection method that provides an enhanced level of sensitivity. This method performs an additional amplification of the target specimen after the first PCR amplification. This second amplification is designed to selectively amplify only the desired target sequence. The routine laboratory use of nested PCR has been discouraged because of the high risk of cross-contamination during processing in an open lab environment. The Company has developed a method for performing the entire test procedure for both of these amplifications in a single closed vessel. This has led to the first commercial release of two IVD products based on nested PCR.

Further, relative to the above discussion regarding rapid results, the Company also advises the Staff that its GeneXpert system can yield results in as little as 35 minutes. It is our understanding that no comparable system has tests that can be run in less than 2 hours (sample preparation to result).

Culture-based testing is an alternative to the Company’s technology and this technology offers high levels of specificity and sensitivity. However, this testing process is lengthy and requires highly-trained personnel. Therefore, the Company does not view this method as a “comparable system.”

As an example of our test accuracy, the Company’s products have been in operation at US Postal Service sites for a number of years, having run over 8 million tests in environments that have large amounts of contamination from other sources and has yielded no “false positive” readings, which the Company believes is evidence of an unprecedented level of specificity.

Evaluation of Disclosure Controls and Procedures, page 70

4.	We note your disclosure that your “management, including [your] Principal Executive Officer and Principal Financial Officer… concluded that [y]our disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in the reports filed and submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported to [y]our management including [y]our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding timely disclosure.” In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure (emphasis added). Refer to Exchange Act Rule 13a-15(c).

The Company notes the Staff’s comment and will clarify such disclosure in future filings.

U.S. Securities and Exchange Commission

December 10, 2009

Item II. Executive Compensation, page 71

5.

We note from your disclosure under “Benchmarking” that you have incorporated by reference from page 19 of your proxy statement that “aggregate base salary and cash incentive is at a level that is at approximately the 60th percentile of case compensation paid to executives at peer group companies, and equity-based compensation is also at a level that is at approximately the 60th percentile of equity-based compensation to executives at peer group companies.” Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

The Company notes the Staff’s comment and will clarify such disclosure in future filings.

6.	We refer to your disclosure under the caption “Equity-Based Long-Term Incentives” on page 21 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

The Company notes the Staff’s comment and will clarify such disclosure in future filings, as applicable.

U.S. Securities and Exchange Commission

December 10, 2009

Form 10K/A for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures

7.	We note that you did not make any revision to Item 9A of your Form 10-K filed on February 26, 2009. Considering the restatement of your financial statements for the years ended December 31, 2008, 2007 and 2006, please tell us how you concluded that you did not have any material weaknesses as defined in Rule 1.02 of Regulation S-X and PCAOB Auditing Standards No. 5.

As noted in the Commission’s June 27, 2007 Release Nos. 33-8810 and 34-55929 (the “2007 Release”):

“[T]he restatement of financial statements does not, by itself, necessitate that management consider the effect of the restatement on the company’s prior conclusion related to the effectiveness of ICFR.

While there is no requirement for management to reassess or revise its conclusion related to the effectiveness of ICFR, management should consider whether its original disclosures are still appropriate and should modify or supplement its original disclosure to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement. The company should also disclose any material changes to ICFR, as required by Item 308(c) of Regulation S-K.”

Rule 1.02 (a)(4) of Regulation S-X and Public Company Accounting Oversight Board Accounting Auditing Standards No. 5, paragraph A7 defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company evaluated the quarterly and annual impact of the adjustments resulting from the change in amortization period resulting in the restatement of the Company’s financial statements. Based upon the Company’s analysis under Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”), the Company concluded that from fiscal year 2004 to fiscal year 2008, the financial impact was not material to the Company in any reporting period. The magnitude of the misstatements was not material to either the Company’s annual financial statements for the years ended December 31, 2008, 2007 and 2006 or for the interim periods during those years. The following table illustrates the change in amortization of purchased intangibles for each of the years in question:

U.S. Securities and Exchange Commission

December 10, 2009

Financial Year	Annual Impact of Adjustment in Financial Statements
2004	$ (356,950)
2005	$ (714,287)
2006	$ (718,534)
2007	$ (676,528)
2008	$ (674,702)

The impact on the Company’s net loss was approximately 5% in 2005 and less than 4% in all other years. In all years, the amount of the change represented less than 1% of the Company’s revenue. In the Company’s SAB 99 analysis, the Company considered both quantitative and qualitative factors. Included in these analyses, among many other factors, were that the item was non-cash and the cash outlay for these licenses is the most material aspect of the license disclosure to the analysts and investors in Cepheid; those analysts and investors are primarily interested in revenue and cash position given the state of the Company. Accordingly, based on the Company’s analysis of Staff Accounting Bulletin No. 108 – Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), the Company’s annual financial statements for the years ended December 31, 2008, 2007 and 2006 could continue to be relied upon and did not need to be promptly corrected, and the previously issued financial statements for the years ended December 31, 2008, 2007 and 2006 could be corrected prospectively.

The Company notes that the transactions in question were non-routine transactions and that determining the useful life of the patents in question is an inherently complex process (involving in this case, the review and legal interpretation of the multiple patents and patent families). Further, the Company notes that there was not any indication that the error was due to impropriety, fraud or intentional misstatement. In addition, the error was identified by the Company in a routine review as prescribed by the current internal control procedures.

Given the factors noted above, the Company concluded that because the misstatement of patent license fee amortization was not material and that the transactions in question were non-routine, no deficiency in its controls existed that could be considered a “material weakness.” The Company did, however, deem the misstatement to be a significant deficiency for the years ended December 31, 2008, 2007 and 2006. These findings and conclusions were presented and discussed with the members of the Company’s Audit Committee prior to the filing of the Form 10-Q for the period ended June 30, 2009.

U.S. Securities and Exchange Commission

December 10, 2009

8.	As a related matter, please also tell us how you determined that the restatement had no impact on your initial conclusions on Disclosure Controls and Procedures and Internal Control over Financial Reporting, as reported in your Form 10-K filed February 26, 2009.

Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), define the term “disclosure controls and procedures” to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The 2007 Release also specifically provides that, as is the case with internal controls over financial reporting, “there is no requirement that management reassess or revise its conclusion related to the effectiveness of its disclosure controls and procedures, management should consider whether its original disclosures regarding effectiveness of disclosure controls and procedures need to be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading.”

The Company had a control in place to review, at least annually, patent license amortization lives and amounts. As discussed above the Company determined the error was a significant deficiency and not a material weakness because the control was being performed on a regular basis and the error was not material based on qualitative and quantitative factors. The error was due to the complex and relatively subjective nature of the transactions in question (involving in this case, the review and legal interpretation of the multiple patents and patent families). The Company’s management did not believe that its disclosure controls and procedures were inadequate to ensure that information required to be disclosed was not recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Therefore, the Company’s management did not believe the existing disclosure was inadequate, and does not believe any additional material information is needed for the disclosure not to be misleading.

U.S. Securities and Exchange Commission

December 10, 2009

Form 8-K filed October 28, 2009

9.	We not that you present non-GAAP financial measures and related reconciliations in the form of non-GAAP balances and subtotals which have not been individually described to investors in your earnings release. Inclusion of a non-GAAP statement of operations leaves an impression that the non-GAAP presentation represents a comprehensive basis of accounting and gives undue prominence to the non-GAAP financial information. As well, the disclosures about non-GAAP financial measures set forth in Item 10(e)(l)(i) of Regulation S-K are applicable to each individual non-GAAP financial measure presented. Accordingly, in future earnings releases, please delete the non-GAAP statements of operations. If you elect to present non-GAAP financial measures, please provide the reconciliation and narrative disclosures set forth in Item 10(e)(1)(i)(C) and (D) of Regulation S-K for each individual non-GAAP financial measure presented. Refer to also to Instruction 2 of Item 202 of Form 8-K.

The Company notes the Staff’s comment and will re-format the Company’s non-GAAP reconciliation table in future earnings releases.

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

December 10, 2009

Should you have any questions or comments concerning this response to the Comment Letter, please do not hesitate to contact me at (408) 541-4191 or the Company’s outside legal counsel, Jeffrey R. Vetter of Fenwick & West LLP, at (650) 988-8500.

Sincerely,

/s/ Andrew D. Miller

Andrew D. Miller

Senior Vice President, Chief Financial Officer

cc:	Jeffrey R. Vetter, Fenwick & West LLP